Exhibit 99.7

Form 51-102F3
Material Change Report

1.          Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.          Date of Material Change

April 7, 2009

3.          News Release

April 7, 2009 via Marketwire.

4.          Summary of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) announced that Compo Investment Partners LP of New York has placed $5,000,000 (U.S.) in a Professional Leveraged Trading account to be managed by the Company’s wholly owned subsidiary, Titan Holdings USA LLC. The account has been placed under the investment control of TickAnalyst 2.0, the Company’s electronic trading and financial analysis software platform.

5.          Full Description of Material Change

Titan Trading Analytics Inc. (“Titan” or the “Company”) announced that Compo Investment Partners LP (“Compo”) of New York has placed $5,000,000 (U.S.) in a Professional Leveraged Trading account to be managed by the Company’s wholly owned subsidiary, Titan Holdings USA LLC (“THU”). The account has been placed under the investment control of TickAnalyst 2.0, the Company’s electronic trading and financial analysis software platform. Under the terms of the PLA management agreement, THU and Compo will equally share the account’s profits. TickAnalyst 2.0 has entered the final phase of advanced testing by Titan’s independent testers as evidenced by Compo’s commitment.

About Compo

Compo Investment Partners LP, based in New York, New York is an incubator fund for emerging financial market managers as well as established institutional asset managers. Compo is run by Mr. Ron Shear, a Wall St veteran and founder of Carlin Financial Group.

6.          Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.          Omitted Information

N/A

8.          Executive Officer

Ken W. Powell, President & CEO
Telephone:  780-438-1239

9.          Date of Report

April 7, 2009